

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2013

Via E-mail
David A. McGuffie
Chief Executive Officer
Covisint Corporation
One Campus Martius
Detroit, MI 48226-5099

>   **Re: Covisint Corporation**
>   **Amendment No. 2 to Confidential**
>   **Draft Registration Statement on Form S-1**
>   **Submitted April 26, 2013**
>   **CIK No. 0001563699**

Dear Mr. McGuffie:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to our prior letter refer to our letter dated April 17, 2013.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Use of Proceeds, page 41

1.   You disclose you intend to use offering proceeds to repay cash funding received from Compuware. Please revise to disclose the interest rate and maturity of any funding from Compuware, pursuant to Instruction 4 to Item 504 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock Compensation

Compuware Corporation Stock Compensation, page 60

2.   We note your response to prior comment 6. Please provide us with your analysis of historical exercise data and expected term for the options with a vesting schedule of 30 percent on the first and second anniversaries of the grant and 40 percent on the third anniversary of the grant.

3.   In your response to prior comment 6 for the two groups of options that you provide an expected term estimate based on historical exercise data, you conclude that the variances in the expected term currently estimated compared to the expected term used in the original valuation is immaterial to Compuware's financial statements. Please tell us whether you believe the impact of the aggregate variances is material fall all options to Covisint's financial statements for the periods presented.

Covisint Corporation Stock Compensation, page 60

4.   We note your expanded disclosure in response the prior comment 7, including disclosure that the previous valuation estimates were more heavily weighted toward a discounted cash flow method. Please revise to also discuss changes in discount rates used in the discounted cash flow method and any marketability or liquidity discounts applied.

5.   We note your disclosure on page 61 that the fair value of the underlying shares at the modification date was determined by a third party utilizing both a discounted cash flow method and a public company method. Please revise to describe the nature and extent of the independent valuation firm's involvement in the determination of estimate of the fair value of your common stock. Please refer to Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

Note 1. Summary of significant accounting policies

Revenue recognition, page F-8

6.   You disclose that signed agreements and purchase orders are used as evidence of an arrangement. Where you rely upon a purchase order as evidence of an arrangement confirm that the terms of the purchase order comply with your required terms of sale. In this regard, your use of written purchase orders issued by the customer as evidence of an

arrangement should be clarified. Tell us if the purchase order terms in all cases reflect your normal sales agreement conditions.

Note 6. Income Taxes, page F-18

7.   In your response to prior comment 13 you indicate that the company excluded deferred tax assets related to net operating losses and tax credits generated by the company and utilized by the parent, Compuware, thereby reporting a net deferred tax liability on the balance sheet. Your statement and disclosure on page F-20 suggests that the deferred tax assets as disclosed in the tabular presentation represent assets for which Covisint has the rights to the future economic benefits. Please confirm to us that this is the case and that there is no valuation allowance established against the excluded deferred tax assets. If this is not the case, please revise your disclosure as appropriate to clarify.

8.   In your response to prior comment 13 you provide us with a reconciliation of the valuation allowance amounts presented in the income tax provision disclosure which appears to detail the determination of the impact of amounts to which the company will not receive benefits as these will be utilized by Compuware. Your footnote 1 to the rate reconciliation on page F-19 indicates changes in a valuation allowance on deferred tax assets, which suggests deferred tax assets recognized by Covisint for which you have established a valuation allowance. To the extent that the line item "changes in valuation allowance" in the income tax provision tabular presentation represents the impact of amounts not benefited to Covisint for which you do not disclose the deferred tax asset in your tabular presentation on page F-20, please revise your presentation and footnote disclosure so that this is readily apparent.

Note 8. Subsequent Events, page F-43

9.   For the unrecognized compensation cost related to the Covisint outstanding options please revise to provide disclosure of the amount that will be recognized in the subsequent period catch-up adjustment for service through the IPO.

Exhibits

10.   We note your response to prior comment 3 regarding the materiality of your General Motors agreements. While you indicate on page 87 that your "relationship with General Motors consists of multiple, separate business initiatives for different business segments within General Motors …," it is unclear whether your agreements with the General Motors segments or units are substantially similar in nature. Please advise us if your various General Motors agreements should be considered in aggregate when determining whether your business is substantially dependent on them and you should file one or more form agreements to comply with Item 601(b)(10) of Regulation S-K.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy is submitted electronically and conforms to the requirements of Item 310 of Regulation S-T. Submissions of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via E-mail</u>
  Norman H. Beitner, Esq.
  Honigman Miller Schwartz and Cohn LLP